Exhibit 99.2

Canadian Supplement to Management’s Discussion and Analysis
for the three and nine months ended September 30, 2010

This document supplements the Management’s Discussion and Analysis (MD&A) for September 30, 2010 and has been prepared as of November 10, 2010, pursuant to Section 5.2 of National Instrument 51-102 - Continuous Disclosure Obligations (NI 51-102).

The unaudited consolidated financial statements of Cardiome Pharma Corp. as at and for the three and nine months ended September 30, 2010 are prepared in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP).  As part of our filing requirements under NI 51-102, we are providing this supplement to our MD&A for the three and nine months ended September 30, 2010 that restates, based on financial information reconciled to Canadian generally accepted accounting principles (Canadian GAAP), those parts of our MD&A that would contain material differences if they were based on financial statements prepared in accordance with Canadian GAAP. The Canadian GAAP supplement should be read in conjunction with our September 30, 2010 MD&A and unaudited consolidated financial statements as at and for the three and nine months ended September 30, 2010.  Note 12 to our unaudited consolidated financial statements explains and quantifies the material differences between U.S. GAAP and Canadian GAAP on our financial condition and results of operations.

The following contains forward-looking statements and should be read in conjunction with the statement regarding forward-looking statements set forth in our September 30, 2010 MD&A.  All amounts are expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated.

DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GAAP

Our MD&A has been prepared in accordance with U.S. GAAP.  Differences between U.S. GAAP and Canadian GAAP that have the most significant impact on the Company’s financial conditions and results of operations include accounting for stock-based compensation and intangible assets.

Results of Operations
The application of Canadian GAAP would have the following effects on the net income (loss) as reported:

	Three months ended		Nine months ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Expressed in thousands of U.S. Dollars except share and per share amounts

Net income (loss) for the period, U.S. GAAP	$22,768	$228	$42,801	$(9,748)
Patents	2	(2)	(6)	32
In-process research and development	(585)	(506)	(1,642)	(1,428)
Stock-based compensation	11	(51)	(19)	(86)
Net income (loss) for the period, Canadian GAAP	$22,196	$(331)	$41,134	(11,230)
Income (loss) per common share, Canadian GAAP
Basic	$0.36	$(0.01)	$0.68	$(0.17)
Diluted	$0.36	$(0.01)	$0.67	$(0.17)
Weighted average number of common shares outstanding, Canadian GAAP
Basic	60,985,176	64,107,616	60,733,543	63,889,446
Diluted	61,740,580	64,107,616	61,343,530	63,889,446

Cardiome Pharma Corp.

Under Canadian GAAP, our net income for the three months ended September 30, 2010 (Q3-2010) was $22.2 million (three months ended September 30, 2009 (Q3-2009) - net loss of $0.3 million) compared to a net income of $22.8 million (Q3-2009 - $0.2 million) under U.S. GAAP. Our basic and diluted income per common share was $0.36 for Q3-2010 under Canadian GAAP, compared to $0.37 per common share under U.S. GAAP. Under Canadian GAAP, our basic and diluted loss per common share was $0.01 for Q3-2009. Our basic and diluted income per common share was $0.00 for Q3-2009 under U.S. GAAP.

Under Canadian GAAP, our net income for the nine months ended September 30, 2010 was $41.1 million (2009 - net loss of $11.2 million) compared to a net income of $42.8 million (2009 - net loss of $9.7 million) under U.S. GAAP.  Our basic income per common share was $0.68 for the nine months ended September 30, 2010 under Canadian GAAP and $0.70 under U.S. GAAP. Our diluted income per common share was $0.67 for the nine months ended September 30, 2010 under Canadian GAAP and $0.70 under U.S. GAAP. Our basic and diluted loss per common share for the nine months ended September 30, 2009 was $0.17 under Canadian GAAP and $0.15 under U.S. GAAP.

The reasons for the differences in net income (loss) and income (loss) per common share under U.S. GAAP and Canadian GAAP are outlined below.

Patents
Under U.S. GAAP, patent costs related to internally generated assets developed from research activities are capitalized and amortized on a straight line basis over the estimated useful life of the patent. Under Canadian GAAP, these costs are expensed as incurred.  Under Canadian GAAP, this difference was immaterial for Q3-2010 and Q3-2009, but resulted in a decrease in net income of $0.01 million for the nine months ended September 30, 2010 (2009 - decrease in net loss of $0.03 million)

In-process research and development
Under U.S. GAAP, our acquired license for a clinical-stage drug candidate is classified as in-process research and development and written off immediately as it has no alternative use.  Under Canadian GAAP, in-process research and development is amortized over its estimated useful life.  Under Canadian GAAP, this difference resulted in a decrease in net income (increase in net loss) for Q3-2010 of $0.6 million (Q3-2009 - $0.5 million) and for the nine months ended September 30, 2010 of $1.6 million (2009 - $1.4 million)

Stock-Based Compensation
The amount of stock-based compensation expense for U.S. GAAP purposes differs from the amount for Canadian GAAP purposes, representing the impact of estimated employee award forfeitures. Under U.S. GAAP, we estimate forfeitures for unvested options as a percentage of stock-based compensation.  Under Canadian GAAP, no estimate of forfeitures of unvested options are made. Instead, forfeitures are recorded when they occur. Under Canadian GAAP, this difference resulted in a decrease in expenses and an increase in net income for Q3-2010 of $0.01 million (Q3-2009 - decrease in net income of $0.05 million) and an increase in expenses and a decrease in net income (increase in net loss) for the nine months ended September 30, 2010 of $0.02 million (2009 - $0.09 million).